UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 24, 2022

LANDA APP LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App LLC - 1394 Oakview Circle Forest Park GA LLC	Landa App LLC - 7349 Exeter Court Riverdale GA LLC
Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC
Landa App LLC - 1741 Park Lane Griffin GA LLC	Landa App LLC - 8780 Churchill Place Jonesboro GA LLC
Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8796 Parliament Place Jonesboro GA LLC
Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8641 Ashley Way Douglasville GA LLC
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8651 Ashley Way Douglasville GA LLC
Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8652 Ashley Way Douglasville GA LLC
Landa App LLC - 4267 High Park Lane East Point GA LLC	Landa App LLC - 8653 Ashley Way Douglasville GA LLC
Landa App LLC - 4474 Highwood Park Drive East Point GA LLC	Landa App LLC - 8654 Ashley Way Douglasville GA LLC
Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC	Landa App LLC - 8655 Ashley Way Douglasville GA LLC
Landa App LLC - 9439 Lakeview Road Union City GA LLC	Landa App LLC - 8659 Ashley Way Douglasville GA LLC
Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	Landa App LLC - 8662 Ashley Way Douglasville GA LLC
Landa App LLC - 1246 Elgin Way Riverdale GA LLC	Landa App LLC - 8668 Ashley Way Douglasville GA LLC
Landa App LLC - 1910 Grove Way Hampton GA LLC	Landa App LLC - 8670 Ashley Way Douglasville GA LLC
Landa App LLC - 593 Country Lane Jonesboro GA LLC	Landa App LLC - 8674 Ashley Way Douglasville GA LLC
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	Landa App LLC - 8675 Ashley Way Douglasville GA LLC
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	Landa App LLC - 8677 Ashley Way Douglasville GA LLC
Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	Landa App LLC - 8678 Ashley Way Douglasville GA LLC
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	Landa App LLC - 8679 Ashley Way Douglasville GA LLC
Landa App LLC - 729 Winter Lane Jonesboro GA LLC	Landa App LLC - 8683 Ashley Way Douglasville GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Secondary Trading Platform Fees

Effective as of October 24, 2022, investors in one or more series (each a “Series”) of Landa App LLC (the “Company”) engaging in resales of Series membership interests (“Shares”) on the Landa Mobile App via the Public Private Execution Network Alternative Trading System (the “Secondary Trading Platform”) will be charged a trading fee (the “Trading Fee”). The Trading Fee will be equal to one percent (1%) of the gross proceeds of the transaction charged to the buyer of the Shares and one percent (1%) of the gross proceeds of the transaction charged to the seller of the Shares in such transaction. All Trading Fees will be paid to Dalmore Group LLC, as the broker dealer of the Secondary Trading Platform. Neither the Company nor its manager Landa Holdings, Inc. (the ”Manager”) will retain any portion of the Trading Fee. The Manager reserves the right to amend this policy, including having the Manager pay Trading Fees on behalf of the investors in the future.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2022

LANDA APP LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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